SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of December 2019

Commission File Number: 001-37829

HEBRON TECHNOLOGY CO., LTD.

(Registrant’s name)

No. 936, Jinhai 2nd Road, Konggang New Area

Longwan District

Wenzhou City, Zhejiang Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note:

On December 6, 2019, the Registrant entered into a Share Purchase Agreement (the “Agreement”) with two institutional investors, Jupiter Trading Co., Ltd (BVI) and Loong Fang Trading Co., Ltd (BVI), companies organized under the laws of the British Virgin Islands (the “Investors”), whereby the Registrant will issue and sell to the Investors, and the Investors will purchase from the Registrant, an aggregate of 1,048,932 shares of the Registrant’s Class A common shares, par value $0.001 per share (the “Common Shares”) at a price of $6.21 per share (the “Purchase Price”) for aggregate gross proceeds of $6,513,870.0 (the “Offering”). The Offering is being made in reliance on an exemption for private offerings provided pursuant to Section 4(a)(2) of the Securities Act.

Pursuant to the Agreement, the Common Shares may not be sold prior to December 5, 2020. Commencing on December 6, 2020, one-year anniversary of the Agreement date, and continuing on each anniversary thereafter, the Investors may sell or transfer up to twenty percent (20%) of their respective Common Shares acquired in this Offering.

The Offering is expected to be closed on or around December 23, 2019, and the proceeds from the Offering will be used for working capital and general corporate purposes of the Registrant and its subsidiaries. As of the date of this report, the Company has a total of 16,269,577 outstanding Class A Common Shares and no Class B Common Shares currently issued and outstanding. The Company expects to submit an application for the listing of an additional 2,048,932 common shares, pursuant to the Agreement and the Company’s 2019 One Million Share Incentive Plan (the “2019 Plan”), assuming that the 2019 Plan will have been approved by the shareholders at the Company’s annual meeting to be held on December 20, 2019, and one million common shares will be issued pursuant to the 2019 Plan.

A copy of the press release regarding the transaction is attached as Exhibit 99.1.

Exhibit

99.1	Press release dated December 9, 2019, titled “Hebron Announces $6.5 Million Private Placement”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hebron Technology Co., Ltd.

Date: December 9, 2019	By:	/s/ Anyuan Sun
	Name:	Anyuan Sun
	Title:	Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer

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